SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

IRONCLAD PERFORMANCE WEAR CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

463013102

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463013102

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,376,871
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,376,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,376,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 5 regarding calculation of the outstanding shares of the Issuer.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated December 17, 2012; as amended by Amendment No. 1 to Schedule 13D dated as of March 20, 2013; Amendment No. 2 to Schedule 13D dated as of October 30, 2013 and Amendment No. 3 to Schedule 13D dated February 11, 2014 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 4 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of the Transaction: is hereby amended by adding the following to the end of the section:

On September 10, 2014, the Reporting Person sent the following e-mail to Vane Clayton, Chairman of the Board of the Company:

“I have reviewed the Company’s September 10 press release regarding the lawsuit that had been brought against Jeff Cordes, the Company’s Chief Executive Officer, and William Aisenberg, the Company’s Chief Financial Officer in connection with their prior employment.

I believe that, in addition to reviewing and investigating those matters, and focusing on the current operations of Ironclad Performance Wear Corporation, that the Board of Directors of the Company should retain an investment banking firm to assist the Company in exploring strategic alternatives.

Ronald Chez”

Item 5.	Interest in Securities of the Issuer: is hereby amended and restated in its entirety as follows:

(a) This statement relates to 7,376,871 shares of Common Stock owned by the Reporting Person. Based on the Company’s Form 10-Q for the quarterly period ended June 30, 2014, 77,732,819 shares of Common Stock were outstanding as of August 6, 2014. In addition, the Company reported the sale of an additional 2,124,691 shares of Common Stock to certain of the Company’s directors and officers in a filing on Form 8-K dated August 25, 2014. Thus, the Reporting Person believes there are 79,857,510 shares of Common Stock outstanding. Therefore, the 7,376,871 shares of Common Stock reported on this Schedule 13D represent approximately 9.2% of the Company’s outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) During the 60 days prior to the event necessitating the amendment to this Schedule 13D, the Reporting Person effected the following purchases and sales of the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Date	Buy/Sell	Shares	Unit Cost
24-Jul	Buy	15,000	$0.2400
28-Jul	Buy	5,000	$0.2300
22-Aug	Sell	27,350	$0.3091
26-Aug	Sell	25,000	$0.3062
27-Aug	Buy	13,100	$0.3100
27-Aug	Sell	168,834	$0.3561

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 10, 2014

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for Ronald L. Chez